Annual Report

Cover Page

Name of issuer:

Top Bins Franklin, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: TN

Date of organization: 8/15/2023

Physical address of issuer:

4935 Main Street
Suite 7-229
Spring Hill TN 37174

Website of issuer:

https://topbins.soccer

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

Most recent fiscal year- Prior fiscal

	end:	year-end:
Total Assets:	$36,041.00	$131,902.00
Cash & Cash Equivalents:	$11,861.00	$102,675.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$0.00	$0.00
Non-Current Liabilities:	$153,050.00	$145,250.00
Revenues/Sales:	$42,589.00	$38,092.00
Cost of Goods Sold:	$10,852.00	$10,562.00
Taxes Paid:	$0.00	$0.00
Net Income:	($106,584.00)	($27,524.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Top Bins Franklin, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Christopher Woods	Talent Management	Alignment Managment	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Christopher Woods	CEO	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Christopher Woods	10000000.0 Common Stock	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or

offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Delays or issues with international shipping and receipt of equipment could be a risk as we are ordering custom built-to-order equipment from England.
>
> Potential significant changes in the commercial lease market could impact on our profitability and viability of finding a suitable property.
>
> Ultimately the market of players wishing to attend a facility could be less than we have anticipated or can reasonably foresee.
>
> A competitor could enter the marketplace with more money and ability to move faster to open a competing facility
>
> Changes in the local or national political landscape could affect the day to day running of an indoor facility, for example the shutdowns seen during the Covid period.
>
> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.
>
> Christopher Woods is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are

outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Shares	10,000,000	10,000,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	Total Pool: Issued:

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding		$62,950	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Top Bins Investment Group LLC
Amount Invested	$90,000.00
Transaction type	Loan
Issue date	12/11/24
Outstanding principal plus interest	$104,242.00 as of 03/18/26
Interest rate	15.0% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Entity controlled by company founder

The loan was provided to support the Company's early-stage operations and growth. Interest accrues at 15% per annum. No principal or interest payments have been required to date.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from those described in or implied by such forward-looking statements.

Overview
Top Bins Franklin, Inc. is an early-stage soccer-focused training and entertainment concept based in Middle Tennessee. The Company's vision is to combine state-of-the-art soccer training technology with a fun, gamified environment accessible to players of all levels.
The concept blends high-performance training equipment—similar to that used by professional clubs and players—with a social, recreational experience, creating a scalable model for both player development and community engagement.

Milestones
Top Bins Franklin, Inc. was incorporated in the State of Tennessee in August 2023.
Since incorporation, the Company has:
Developed and tested its training and programming model through camps, clinics, and pilot sessions
Demonstrated strong engagement and repeat participation in weekly training programs
Established early market validation through paid programming and community partnerships
Secured approximately $105,000 in committed capital outside of this offering
Continued to refine its facility-based model in preparation for a permanent location
The Company operates within the broader youth sports and recreational market, which management believes presents a significant opportunity for growth, particularly given increasing interest in soccer in the United States ahead of major international events such as the 2026 World Cup.
The Company is subject to the risks and uncertainties

common to early-stage businesses, including limited operating history and the need for additional capital to execute its business plan.

Historical Results of Operations

The Company began generating revenue in 2025 and has limited operating history upon which prospective investors may base an evaluation of performance.

Revenues & Gross Margin

For the year ended December 31, 2025, the Company generated revenues of $42,589, compared to $42,589 revenues in 2024 as the Company was in a pre-operational phase. Gross margin for 2025 was approximately 74.5%, reflecting relatively low direct costs associated with program delivery.

Assets

As of December 31, 2025, the Company had total assets of $36,041, including $11,861 in cash. As of December 31, 2024, the Company had minimal assets as operations had not yet commenced.

Net Loss

The Company reported a net loss of $106,584 for the year ended December 31, 2025, compared to no reported activity in 2024. The loss reflects investment in operations, programming, and early-stage business development.

Liabilities

As of December 31, 2025, total liabilities were $153,050, consisting primarily of debt financing, including amounts raised through Wefunder and a related-party loan. The Company had $145,250 liabilities in 2024.

Related Party Transactions

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

As of December 31, 2025, the Company had approximately $11,861 in cash and limited operating liquidity. The Company has funded operations to date through a combination of investor capital and related-party financing.

The Company is currently dependent on additional capital to fund ongoing operations and to execute its facility-based business model. Proceeds from this Offering are expected to support continued development, expansion of programming, and initial steps toward securing a permanent facility.

The Company will require additional financing beyond this Offering to fully implement its long-term business plan. There can be no assurance that such financing will be available on acceptable terms, or at all.

Runway & Short/Mid-Term Outlook

As of March 2026, the Company had approximately $4,866 in cash on hand. Recent operating activity reflects early-stage revenue generation through camps, clinics, and training sessions.

The Company is not yet generating sufficient revenue to cover all operating expenses and remains in a development phase. Management is focused on continuing to grow revenue through programming while pursuing additional capital to support the transition to a dedicated facility.

The next phase of the Company's growth is expected to involve securing a facility, expanding programming

involve securing a facility, expanding programming capacity, and increasing utilization. Management believes that achieving scale through a permanent location will significantly enhance revenue potential.
All projections and forward-looking statements are subject to risks and uncertainties and are not guarantees of future performance.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Christopher Woods, certify that:

(1) the financial statements of Top Bins Franklin, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Top Bins Franklin, Inc. included in this Form reflects accurately the information reported on the tax return for Top Bins Franklin, Inc. filed for the most recently completed fiscal year.



Christopher Woods
Talent Management

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://topbins.soccer//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a) (6), including any payment in full of debt securities

or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Christopher Woods

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Top Bins Profit Share 2024

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Christopher Woods

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Top Bins Franklin, Inc.

By

Christopher Woods
Founder and C.E.O.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Christopher Woods
Founder and C.E.O.
3/19/2026